UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

China Ming Yang Wind Power Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

16951C108

(CUSIP Number)

Chuanwei Zhang

Chief Executive Officer

China Ming Yang Wind Power Group Limited

Jianye Road, Mingyang Industry Park

National Hi-Tech Industrial Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

+86760-2813-8888

Copy to:

Leiming Chen, Esq.

Simpson Thacher & Bartlett

35/F, ICBC Tower, 3 Garden Road

Central, Hong Kong

+852-2514-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16951C108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mr. Chuanwei Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 31,187,506
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 31,187,506
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,187,506[2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.6%[3]
14.	Type of Reporting Person (See Instructions) IN

[1]	This Schedule 13D is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purpose of this Schedule 13D.
[2]	Such amount includes (i) 8,976,300 Ordinary Shares held by First Windy Investment Corp. and (ii) 19,755,000 Ordinary Shares held by Rich Wind Energy Three Corp.
[3]	This percentage is calculated based upon 121,846,103 Ordinary Shares outstanding as of August 9, 2012, as provided by the Issuer.

CUSIP No. 16951C108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). First Windy Investment Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 8,976,300
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 8,976,300
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,976,300
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%[2]
14.	Type of Reporting Person (See Instructions) CO

[1]	This Schedule 13D is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purpose of this Schedule 13D.
[2]	This percentage is calculated based upon 121,846,103 Ordinary Shares outstanding as of August 9, 2012, as provided by the Issuer.

CUSIP No. 16951C108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ms. Ling Wu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Saint Christopher and Nevis
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 31,187,506
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 31,187,506
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,187,506[2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.6%[3]
14.	Type of Reporting Person (See Instructions) IN

[1]	This Schedule 13D is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purpose of this Schedule 13D.
[2]	Such amount includes (i) 8,976,300 Ordinary Shares held by First Windy Investment Corp. and (ii) 19,755,000 Ordinary Shares held by Rich Wind Energy Three Corp.
[3]	This percentage is calculated based upon 121,846,103 Ordinary Shares outstanding as of August 9, 2012, as provided by the Issuer.

CUSIP No. 16951C108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rich Wind Energy Three Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 19,755,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 19,755,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,755,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2%[2]
14.	Type of Reporting Person (See Instructions) CO

[1]	This Schedule 13D is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purpose of this Schedule 13D.
[2]	This percentage is calculated based upon 121,846,103 Ordinary Shares outstanding as of August 9, 2012, as provided by the Issuer.

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of China Ming Yang Wind Power Group Limited, a Cayman Islands company (the “Issuer”), and is being filed pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). American Depositary Shares (each “ADS”) of the Issuer are listed on the New York Stock Exchange under the symbol “MY”. Each ADS represents one Ordinary Share. The principal executive offices of the Issuer are located at Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by (i) Mr. Chuanwei Zhang (“Mr. Zhang”), (ii) First Windy Investment Corp. (“First Windy”), a British Virgin Islands company, which is wholly owned by Mr. Zhang, (iii) Ms. Ling Wu who is Mr. Zhang’s spouse (“Ms. Wu”) and (iv) Rich Wind Energy Three Corp. (“Rich Wind”), a British Virgin Islands company, which is wholly owned by Ms. Wu. Mr. Zhang, First Windy, Ms. Wu and Rich Wind are collectively referred to as the reporting persons (the “Reporting Persons”). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act (the “Joint Filing Agreement”), dated August 16, 2012, is attached hereto as Exhibit A.

(b)	The business address of Mr. Zhang is Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China. The residence of Ms. Wu is 1104 L5, Kaiying Haoyuan, Eastern District, Zhongshan, Guangdong 528437, People’s Republic of China. The address of principal office of First Windy is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The address of principal office of Rich Wind is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Zhang is the sole director of First Windy. Ms. Wu is the sole director of Rich Wind.

(c)	The present principal occupation of Mr. Zhang is the chairman and chief executive officer of the Issuer. The Issuer’s principal business is designing, manufacturing, selling and servicing megawatt-class wind turbines. The issuer’s principal executive offices are located at Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China. The present principal occupation of Ms. Wu is acting as the sole director of Rich Wind. The principal business of First Windy is investment holding. The principal business of Rich Wind is investment holding.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Zhang is a citizen of People’s Republic of China. Ms. Wu is a citizen of Saint Christopher and Nevis. First Windy and Rich Wind are companies incorporated under the laws of British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration

2,456,206 Ordinary Shares, in the form of ADS, were purchased by Mr. Zhang in a series of open market purchases from December 21, 2011 to August 9, 2012 using personal funds totaling $3,693,082.34.

Item 4. Purpose of Transaction

The Ordinary Shares in the form of ADS were purchased for investment purposes. From time to time, any of the Reporting Persons may purchase additional equity or other securities of the Issuer or dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions, hedging transactions or alternative structures with respect to the Ordinary Shares, including ADSs, or in any combination of the foregoing, subject to the Issuer’s insider trading policy, relevant securities laws and regulations, market conditions and the availability of funds and other investment opportunities.

Item 5. Interest in Securities of the Issuer

(a)	The percentages used herein are calculated based upon the 121,846,103 Ordinary Shares that were outstanding as of August 9, 2012, as provided by the Issuer.

As of August 9, 2012, First Windy directly owns 8,976,300 Ordinary Shares, representing approximately 7.4% of the outstanding Ordinary Shares. Rich Wind directly owns 19,755,000 Ordinary Shares, representing approximately 16.2% of the outstanding Ordinary Shares. Mr. Zhang directly owns 2,456,206 Ordinary Shares, representing approximately 2.0% of the outstanding Ordinary Shares. First Windy is wholly owned by Mr. Zhang. Rich Wind is wholly owned by Ms. Wu. Ms. Wu is Mr. Zhang’s spouse. Pursuant to Rule 13d-3 under the Exchange Act, Mr. Zhang and Ms. Wu may be deemed to beneficially own an aggregate of 31,187,506 Ordinary Shares, representing approximately 25.6% of the outstanding Ordinary Shares of the Issuer.

(b)	Each of Mr. Zhang and Ms. Wu is deemed to have shared power to vote or direct the vote, dispose or direct the disposition of 31,187,506 Ordinary Shares. First Windy has shared power to vote or direct the vote, dispose or direct the disposition of 8,976,300 Ordinary Shares. Rich Wind has shared power to vote or direct the vote, dispose or direct the disposition of 19,755,000 Ordinary Shares.

(c)	2,456,206 Ordinary Shares, in the form of ADS, were purchased by Mr. Zhang in a series of open market purchases from December 21, 2011 to August 9, 2012. The following sets out the purchases that were effected by Mr. Zhang during the sixty days before the date of this Schedule 13D.

Transaction Date	Number of ADSs Purchased	Ordinary Shares Represented by ADSs Purchased	Price per ADS / Price per Ordinary Shares
June 15, 2012	21,242	21,242	$1.4072
June 18, 2012	22,904	22,904	$1.5043
June 19, 2012	22,904	22,904	$1.4836
June 20, 2012	22,904	22,904	$1.4699
June 21, 2012	22,904	22,904	$1.4366
June 22, 2012	22,904	22,904	$1.4286
June 25, 2012	23,361	23,361	$1.3249
June 26, 2012	23,361	23,361	$1.3209
June 27, 2012	23,361	23,361	$1.2996
June 28, 2012	23,361	23,361	$1.2987
June 29, 2012	23,361	23,361	$1.1614
July 2, 2012	39,956	39,956	$1.1494
July 3, 2012	39,956	39,956	$1.1500
July 5, 2012	39,956	39,956	$1.1690
July 6, 2012	35,000	35,000	$1.1611
April 9, 2012	58,377	58,377	$1.2229
July 10, 2012	51,591	51,591	$1.2337
July 11, 2012	58,377	58,377	$1.2776
July 12, 2012	58,377	58,377	$1.3317
July 13, 2012	57,697	57,697	$1.3732
July 16, 2012	69,004	69,004	$1.3887
July 17, 2012	71,383	71,383	$1.4096

July 18, 2012	66,786	66,786	$1.4043
July 19, 2012	68,268	68,268	$1.4242
July 20, 2012	70,411	70,411	$1.4029
July 23, 2012	69,627	69,627	$1.3783
July 24, 2012	77,210	77,210	$1.2995
July 25, 2012	77,210	77,210	$1.2830
July 26, 2012	77,210	77,210	$1.2231
July 27, 2012	77,210	77,210	$1.2966
July 30, 2012	62,664	62,664	$1.3465
July 31, 2012	62,664	62,664	$1.4162
August 1, 2012	49,785	49,785	$1.4198
August 2, 2012	62,664	62,664	$1.4791
August 3, 2012	62,664	62,664	$1.5027
August 6, 2012	43,768	43,768	$1.4994
August 7, 2012	47,200	47,200	$1.5094
August 8, 2012	48,179	48,179	$1.4976
August 9, 2012	42,171	42,171	$1.4880

(d)	Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Ordinary Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement, attached hereto as Exhibit A, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

Item 7. Material to Be Filed as Exhibits

Exhibit A – Joint Filing Agreement, dated August 16, 2012, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2012

Chuanwei Zhang

/s/ Chuanwei Zhang
Chuanwei Zhang

First Windy Investment Corp.

By:	/s/ Chuanwei Zhang
Name:	Chuanwei Zhang
Title:	Sole Director

Ling Wu

/s/ Ling Wu
Ling Wu

Rich Wind Energy Three Corp.

By:	/s/ Ling Wu
Name:	Ling Wu
Title:	Sole Director